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                                                                EXHIBIT 20.1


             ESS TECHNOLOGY TO ACQUIRE PLATFORM TECHNOLOGIES, INC.

        FREMONT, CALIFORNIA, April 16 - ESS Technology, Inc. (Nasdaq:ESST) announced today it has agreed to acquire privately-held Platform Technologies, Inc., a developer of multimedia subsystems for 2.2 million shares of ESS common stock. The acquisition will be accounted for as a pooling of interests transaction and is expected to be completed by June 30, 1997.

        Platform Technologies was incorporated in August 1995. The company has introduced a PCI-based audio solution that provides DOS game compatibility over the PCI bus and complies with Microsoft's PC'97, DirectX and WDM standards and Intel's specifications of AC-97 and PCI 2.1.

        "Platform Technologies has assembled an exceptional group of design engineers that are proficient in the PCI architecture and how it can be employed to develop advanced audio products, while providing compatibility with DOS games," said Fred Chan, chairman and CEO of ESS. "Our goal is to expand our leadership in audio products and to provide complete, high quality multimedia solutions."

        "Platform brings us additional advanced technology including resources and products that complement and add to our product roadmap. They also provide specialized technology, the PCI-to-PCI bridge, which allows multifunction multimedia capability such as audio, modem, graphics, and video, on a single add-in card using only a single PCI slot. With the


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ESS TECHNOLOGY TO ACQUIRE PLATFORM . . .

acquisition of Platform Technologies, we believe we will be shipping PCI products in the second half of 1997."

        ESS Technology, Inc. is a leading supplier of PC audio and digital video semiconductor solutions for the PC and consumer markets. ESS designs, develops, and markets highly integrated mixed signal semiconductor and software solutions for multimedia applications. ESS, headquartered in Fremont, California, has sales and technical support offices in Beijing and Shenzhen, China; Tokyo, Japan; Taipei, Taiwan; Hong Kong; and Austin, Texas. ESS Technology is listed on the Nasdaq Market System under the symbol ESST. World Wide Web site: http://www.esstech.com


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        The matters discussed in this news release include certain forward looking statements that involve risks and uncertainties, including the timely availability and acceptance of new products, the impact of competitive products and pricing, the dependence on continued growth in demand for PC and consumer multimedia products, the management of growth of the company, and the other risk detailed from time to time in the SEC reports of ESS, including the report on Form 10-K for the fiscal year ended December 31, 1996. Actual results could differ materially from those projected in the forward looking statements.